Exhibit 99.1

ZIM Updates its Outlook for 2023

Company Now Expects to Generate in 2023 Adjusted EBITDA of $1.2-$1.6 Billion
and Adjusted EBIT Loss of $500-$100 Million1

Haifa, Israel, July 12, 2023 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, updated its guidance for the full year of 2023. The company now expects to generate Adjusted EBITDA of $1.2 billion to $1.6 billion and Adjusted EBIT loss of $500 million to $100 million, compared to its prior guidance of Adjusted EBITDA of between $1.8 billion and $2.2 billion and Adjusted positive EBIT of between $100 to $500 million.

ZIM’s updated full-year 2023 guidance is driven primarily by continued weakness in freight rates across all the company’s trades, particularly in the Transpacific, which is now expected to continue during the second half of 2023. Volume growth is also expected to be lower than originally forecasted, as demand continues to be subdued.

Eli Glickman, ZIM President & CEO, said “Near-term container shipping market conditions continue to be challenging, with demand expected to remain muted for the remainder of the year. While our second quarter results are broadly in-line with our expectations, we no longer anticipate an improvement in freight rates in the second half of 2023, consistent with seasonality, as previously assumed.”

Mr. Glickman continued, “During this downturn, we will continue to actively manage and rationalize our fleet and services, to maximize our cash position, while remaining true to our customer-centric approach, a hallmark of ZIM’s success. We expect our strong balance sheet and ample cash to continue serving ZIM well and allow us to maintain a long-term view.  As we look to the future, we believe that our cost-effective and fuel-efficient newbuild capacity, particularly our newbuild LNG vessels, will markedly improve our cost structure and competitive position, allowing us to deliver sustainable value for both customers and shareholders over the long term.”

1 The Company does not provide IFRS guidance because it is not readily available. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2023 Guidance.”

ZIM plans to report second quarter 2023 results and hold a conference call to discuss quarterly results and provide a corporate update on Wednesday, August 16, 2023.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 34,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Use of Non-IFRS Measures in the Company’s 2023 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2023 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2022 Annual Report filed with the SEC on March 13, 2023.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com